Exhibit 99.1

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities.  The offer described below is made only pursuant to the Statement (as defined below).  Holders of Notes (as defined below) should seek advice from an independent financial adviser as to whether they should tender Notes.

NOTICE RELATING TO EXCESS CASH FLOW OFFER

by

BRITANNIA BULK PLC

To

Purchase

Up to $52,560,057 of its Outstanding $185 million Principal Amount of
11% Senior Secured Notes Due 2011 (the “Notes”)

(Registered — ISIN US11041CAC55; Common Code 029301867)

(144A — ISIN US11041CAA99; Common Code 027592325)
(Reg S — ISIN USG13893AA37; Common Code 027995462)
(Institutional Accredited Investor — ISIN US11041CAB72; Common Code 027995594)

FEBRUARY 29, 2008 — Britannia Bulk Plc today announced that it has commenced an excess cash flow offer (the “Excess Cash Flow Offer”) relating to its outstanding Notes on the terms and subject to the conditions set forth in an Excess Cash Flow Offer Statement dated February 29, 2008 (the “Statement”).

According to Section 4.18 of the Indenture pursuant to which the Notes were issued, if the Company has Excess Cash Flow (as defined in the Indenture) for the period from November 16, 2006 to December 31, 2007, the Company is required to offer to purchase a portion of the Notes with 100% of such Excess Cash Flow (as defined in the Indenture) from such period.  For the period from November 16, 2006 to December 31, 2007, the Company had Excess Cash Flow of $52,560,057, 100% of which is being made available for this Excess Cash Flow Offer.  Accordingly, upon the terms and subject to the conditions provided in the Statement, including the provisions with respect to proration, the Company is offering to purchase up to $52,560,057 in aggregate principal amount of its outstanding Notes at a purchase price for each $1,000 principal amount of Notes tendered equal to $961.15 (equalling 101% of their Accreted Value, as defined in the Indenture) (the “Purchase Price”), plus accrued and unpaid interest.

The Excess Cash Flow Offer commences on February 29, 2008 and expires at 4:00 p.m., London time, on May 23, 2008 (such time and date as the same may be extended, the “Expiration Time”).  If the Excess Cash Flow Offer is consummated, the settlement date will be on a date promptly after the acceptance by the Company of tendered Notes.  The Company expects the settlement date (subject to any extension thereof) to be May 29, 2008.

The Offer is being made solely pursuant to the Statement which, among other things, (a) more fully sets forth and governs the terms and conditions of the Excess Cash Flow Offer, (b) contains additional information about the terms of the Excess Cash Flow Offer, (c) sets forth how to tender Notes and (d) contains the conditions to the Excess Cash Flow Offer.  The Statement contains important information that should be read carefully before any decision is made with respect to the Excess Cash Flow Offer.  In deciding whether to participate in the Excess Cash Flow Offer, each holder should carefully consider the factors set forth under “Certain Significant Considerations” in the Statement.

The Tender Agent for the Excess Cash Flow Offer is Wilmington Trust Company and the Luxembourg Tender Agent for the Excess Cash Flow Offer is The Bank of New York (together, the “Tender Agents”).

Copies of the Statement can be obtained (as well as information about the terms of the Excess Cash Flow Offer, how to tender Notes and the conditions to the Excess Cash Flow Offer) by contacting Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-1626, Attention: Alisha Clendaniel, Fax: +1 (302) 636 6470, Telephone: +1 (302) 636 6470, or The Bank of New York, CT Events Admin (40th Floor), One Canada Square, London, United Kingdom, E14 5AL Attention: Peter Howard, Fax: +44 (0) 20 7964 2536, Telephone: +44 (0) 20 7964 4958.

This announcement does not constitute a recommendation regarding the Excess Cash Flow Offer.  Holders should seek advice from an independent financial adviser as to the suitability of the transactions described herein for the individual concerned.

UNDER NO CIRCUMSTANCES SHALL THIS NOTICE CONSTITUTE AN INVITATION OR OFFER TO SELL OR THE SOLICITATION OF AN INVITATION OR OFFER TO BUY THE NOTES.

THIS COMMUNICATION IS ONLY ADDRESSED TO HOLDERS OF THE NOTES AND TO OTHER PERSONS TO WHOM IT MAY LAWFULLY BE ISSUED IN ACCORDANCE WITH THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, ANY SUCH PERSON BEING A “RELEVANT PERSON”.  THIS COMMUNICATION MAY NOT BE ACTED UPON BY ANYONE WHO IS NOT A RELEVANT PERSON.